UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated September 25, 2017, titled “ABB to acquire GE Industrial Solutions”.

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ZURICH, SWITZERLAND, September 25, 2017

ABB to acquire GE Industrial Solutions

Shaping leadership in electrification

–       Acquisition will strengthen ABB’s #2 global position in electrification

–       Non-core GE business with significant value creation potential within ABB

–       Expands ABB’s access to the North American market through deep customer relationships, large installed base and extensive distribution networks

–       Long-term usage of GE brand agreed

–       Purchase price of $2.6 billion

–       Potential for annual cost synergies of approximately $200 million

–       ABB and GE establish long-term, strategic supply relationship for ABB products

–       Operational EPS accretive in year one

–       Closing expected in H1 2018

ABB today announced the acquisition of GE Industrial Solutions, GE’s global electrification solutions business. GE Industrial Solutions has deep customer relationships in more than 100 countries and an established installed base with strong roots in North America, ABB’s biggest market. GE Industrial Solutions is headquartered in Atlanta, Georgia, and has about 13,500 employees around the world. In 2016, GE Industrial Solutions had revenues of approximately $2.7 billion, with an operational EBITDA margin of approximately 8 percent1 and an operational EBITA margin of approximately 6 percent1. ABB will acquire GE Industrial Solutions for $2.6 billion; the transaction will be operationally accretive in year one. ABB expects to realize approximately $200 million of annual cost synergies in year five, which will be key in bringing GE Industrial Solutions to peer performance. As part of the transaction and overall value creation, ABB and GE have agreed to establish a long-term, strategic supply relationship for GE Industrial Solutions products and ABB products that GE sources today.

“With GE Industrial Solutions, we strengthen our Number 2 position in electrification globally and expand our access to the attractive North American market,” said ABB CEO Ulrich Spiesshofer. “Combined with the long-term strategic supply relationship with GE, this transaction creates significant value for our shareholders.”

He added: “Together with the GE Industrial Solutions team, we will execute our well-established plans in a disciplined way to bring this business as part of the global ABB family back to peer performance. With this next step of active portfolio management, we continue to shift ABB’s center of gravity, in line with our Next Level strategy, by strengthening competitiveness, mainly in the North American market, and lowering risk with an early-cycle business.”

“This combination brings together two global businesses with a broad complement of electrical protection and distribution assets,” said John Flannery, CEO of GE. “ABB values our people, domain expertise, and our ability to operate in the segments where we have depth and experience. GE will also benefit through an expanded strategic supply relationship with ABB as the two companies work together.”

1 2016 GE Industrial Solutions financial information adjusted to ABB financial definition

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GE Industrial Solutions will be integrated into ABB’s Electrification Products (EP) division, resulting in a unique global portfolio and very comprehensive offering for North American and global customers. They will benefit from ABB’s innovative technologies and the ABB AbilityTM digital offering coupled with GE Industrial Solutions’ complementary solutions and market access. Included in the acquisition is a long-term right to use the GE brand. ABB will retain the GE Industrial Solutions management team and build upon its experienced sales force. After closing, this transaction will have an initial dampening effect to EP’s operational EBITA margin. ABB commits to returning EP to its target margin corridor of 15-19 percent during 2020.

Tarak Mehta, President of ABB’s EP division, said: “This acquisition strengthens our position as partner of choice for electrification globally and in North America. We look forward to working with GE Industrial Solutions’ and ABB’s customers and channel partners to create new opportunities in this highly attractive core market for our division. We have a clear integration plan to realize the synergies of this combination and to bring our combined business back into the target margin corridor during 2020.”

ABB’s EP division delivers more than 1.5 million products to customers around the world every day through a global network of channel partners and end-customers. EP offers a comprehensive portfolio of low- and medium-voltage products and solutions for a smarter, more reliable flow of electricity from substation to socket.

Given this transaction, ABB has decided to put the previously announced share buyback program on hold.

The transaction is expected to close in H1 2018, subject to customary regulatory clearances. Credit Suisse and Dyal Co. acted as financial advisors to ABB, and Davis Polk & Wardwell provided legal counsel.

More information

The press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 9:00 a.m. Central European Time (CET) (8:00 a.m. BST, 3:00 a.m. EDT). The event will be accessible by conference call. Callers from the UK should dial +44 207 107 06 13. From Sweden, the number to dial is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long-distance charges apply). Lines will be open 10-15 minutes before the start of the call.

A conference call and webcast for analysts and investors is scheduled to begin today at 12:00 p.m. CET (11:00 a.m. BST, 6:00 a.m. EDT). Callers from the UK should dial +44 207 107 06 13. From Sweden, the number to dial is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long-distance charges apply). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. www.abb.com/investor relations

About GE Industrial Solutions

Since Thomas Edison patented the world’s first circuit breaker, GE Industrial Solutions has been transforming the future of electrification. We design electrical solutions at the crossroads of digital and industrial – smart, rugged and equipped to control electricity from the grid to its point of use. Every day, we partner with our customers to solve their toughest energy challenges and reimagine industry in a way that only the world’s digital industrial company can. http://www.geindustrial.com/

ABB TO ACQUIRE GE INDUSTRIAL SOLUTIONS	2/3

About GE

GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the "GE Store," through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.GE.com

About ABB

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 136,000 employees. www.abb.com

ABB has invested more than $11 billion in the United States since 2010 and employs approximately 20,000 people across the country, with more than 60 R&D and manufacturing sites nationwide.

Important notice about forward-looking information

This press release contains "forward-looking statements" relating to the acquisition of GE Industrial Solutions by ABB. Such forward-looking statements can be identified by words such as plans, intends, expects, commits and other similar terms. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB's business, particularly those identified in the cautionary factors discussion in ABB's Annual Report on Form 20-F for the year ended December 31, 2016. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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For more information, please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB TO ACQUIRE GE INDUSTRIAL SOLUTIONS	3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 26, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: September 26, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance